TOMBSTONE EXPLORATION CORP.

1515 RED TOP ROAD

PO BOX 1280

TOMBSTONE, AZ 85638

September 4, 2009

James Allegreto

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Tombstone Exploration Corporation

Comment Letter dated September 2, 2009

Dear Mr. Allegreto:

On behalf of Tombstone Exploration Corporation the (“Company”), please be advised that I am in receipt of your letter dated September 2, 2009.

In response thereto, the Company will disclose in Item 16F of its next Form 20-F filing for the year ended December 31, 2009 with the Securities & Exchange Commission (the “Commission”) that the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore & Associates Chartered (“Moore”) on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.

In addition, the Company has already discussed the necessary re-audit requirements with M&K CPAS, PLLC (“M&K”).  As such, the Company anticipates that M&K will perform the necessary re-audit for the year ended December 31, 2007 as part of its next Form 20-F filing with the Commission for the year ended December 31, 2009.

In connection with the Company’s responding to the subject letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter shall be filed via the EDGAR system.

Thank you for your courtesies with respect to this matter.

Very truly yours,

/s/ Alan M. Brown

Alan M. Brown, President

Tombstone Exploration Corporation

cc:

Matt Manis @ M&K CPAS, PLLC

Luis Carrillo @ Carrillo Huettel, LLP